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                               July 26, 2023

       Brian Carrico
       Chief Executive Officer
       Neuraxis, Inc.
       11550 N. Meridian Street, Suite 325
       Carmel, IN 46032

                                                        Re: Neuraxis, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-269179

       Dear Brian Carrico:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 7 to Form S-1 filed July 21, 2023

       Cover Page

   1. We note your statement on the cover page that the underwriter "is obligated to take and purchase all of the
shares of common stock offered under this prospectus if any such shares are taken". We
also note your statement on page 100 that the Selling Stockholder
                                                        Shares "will not be
sold through the underwriters" in the public offering. Please revise the cover page and your
plan of distribution disclosure to reconcile these statements. We also note your statement on
page 100 that the Selling Stockholder Shares may be resold "from time to time after the
date of this prospectus". Please revise your disclosure to clearly state, if true, that
selling shareholders may not commence their resale of shares until after the IPO closes. If this
is not the case, please clarify and revise your disclosure
                                                        accordingly. The timing
of each offering should be clear and any related risks described.
 Brian Carrico
Neuraxis, Inc.
July 26, 2023
Page 2

       Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-3761 with any questions.



                                                         Sincerely,
FirstName LastNameBrian Carrico
                                                         Division of
Corporation Finance
Comapany NameNeuraxis, Inc.
                                                         Office of Life
Sciences
July 26, 2023 Page 2
cc:       Joe Lucosky, Esq.
FirstName LastName